FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001‑09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2023 and 2022

(With Reports of Independent Registered Public Accounting Firms Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To Plan Participants and Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company 401(k) & Retirement Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “2023 financial statements”). In our opinion, the 2023 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2023 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2023 financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the 2023 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2023 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the 2023 financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2023 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the 2023 financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2023 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2024.

Minneapolis, Minnesota

June 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
H.B. Fuller Company 401(k) and Retirement Plan

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the H.B. Fuller Company 401(k) and Retirement Plan (the "Plan") as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Plan’s auditor from 2007 to 2023.

Minneapolis, Minnesota

June 20, 2023

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2023 and 2022

	2023	2022
Assets:
Cash	$-	$4,549
Investments, at fair value
Mutual funds	83,158,319	74,338,902
H.B. Fuller Company stock	34,560,065	32,499,933
Common collective trust funds	363,894,349	303,900,490
Total investments	481,612,733	410,739,325

Notes receivable from participants	6,401,522	5,809,596
Employer contributions receivable	163,676	1,310,812
Total assets	488,177,931	417,864,282

Net assets available for benefits	$488,177,931	$417,864,282

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2023

Additions:
Contributions:
Participant contributions	$21,449,350
Employer contributions	12,190,463
Rollover contributions	2,810,237
Total contributions	36,450,050
Investment income:
Dividends	2,528,782
Other income	323,999
Total investment income	2,852,781
Net appreciation in fair value of investments	69,139,989
Interest income on notes receivable from participants	359,540
Total additions	108,802,360

Deductions:
Participant distributions and withdrawals	(38,095,852)
Administrative expenses	(982,730)
Total deductions	(39,078,582)

Net increase in net assets available for benefits	69,723,778

Transfers in	35,770
Transfer of plan assets from plan merger	554,101

Net assets available for benefits:
Beginning of year	417,864,282
End of year	$488,177,931

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

1.	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General

The Plan is a contributory defined contribution plan covering all eligible U.S. employees of H.B. Fuller Company and participating employers (“the Employer,” “Plan Administrator” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee

The trustee for the Plan is Empower Trust Company, LLC, (“the Trustee”).

Transfers into Plan

Effective December 31, 2023, the Adhezion Biomedical, LLC Retirement Trust (“Adhezion Plan”) was merged into the H.B. Fuller Company 401(k) & Retirement Plan as amended and as approved by the Senior Vice President of Human Resources. As a result, assets totaling $433,064 were transferred into the Plan’s Trust on May 1, 2024. The assets were held in a separate trust until this time. The value of assets that were held as of December 31, 2023 when it merged into the Plan was $554,101. The Adhezion Plan is a defined contribution plan covering eligible employees of Adhezion Biomedical LLC (“Adhezion”) which was acquired by the H.B. Fuller Company on June 23, 2023. Adhezion became a participating employer as of January 1, 2024.

Additionally, $35,770 was transferred into the Plan for participants of the Royal Holdings, Inc. Collective Bargaining Unit 401(k) Savings Plan and Trust, that joined the Plan during the year due to a job change from union employee to non-union.

Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. The automatic contribution of 4 percent of eligible earnings will be taken out of the employee’s pay and begins as soon as administratively feasible following 30 days of employment and will be invested in the default investment fund used in the Plan, unless the employee opts out or elects a different percentage. An employee may make contributions equal to 1 percent of pre-tax or after-tax (Roth contribution) compensation up to a maximum of 75 percent subject to a statutory maximum of $22,500 for 2023. Participants are subject to an automatic deferral percentage increase of 1 percent if their deferral percentage is less than 10 percent of eligible earnings as long as the participant has not made a change to their deferral percentage in the last 180 days. Participants who are age 50 or older at any time during the current Plan year, may contribute an additional pre-tax and/or after-tax (Roth contribution) amount to the Plan. The additional amount these participants may contribute during 2023 is $7,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes Safe Harbor Matching Contributions (“matching contributions”) to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation, to be allocated according to the employee’s elections. All qualified employees are immediately eligible for the Employer matching contribution. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

All employees were eligible to receive non-discretionary non-elective retirement contributions of 1 percent of the employee’s eligible earnings each pay period which totaled $2,564,781 for the Plan year ended December 31, 2023.

All employees were eligible to receive an annual discretionary non-elective contribution of up to 3 percent of the employee’s eligible earnings based on H.B. Fuller Company’s earnings per share. Employees must be employed on November 30th of the plan year, and contributions are made on an annual basis during the first quarter of the plan year following the plan year to which they pertain. There was no discretionary non-elective contribution made for the Plan year ended December 31, 2023.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) non-discretionary and discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

Payment of Benefits

Upon separation of service, death, or retirement, a participant or beneficiary may elect to receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, the participant may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contributions (both non-discretionary and discretionary) plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested in these contributions after three years of vesting service with the Employer, or upon age 65 (normal retirement date as defined in the Plan), disability, death or plan termination.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 but cannot exceed the lesser of: 1) $50,000, reduced by the greatest outstanding loan balance of the past 12 months, or 2) greater of $10,000 or 50 percent of their vested account balance, or 3) 100 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued (8.50 percent and 7.50 percent as of December 31, 2023 and 2022, respectively). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5‑15 years. Participant loans at December 31, 2023 had interest rates ranging from 3.25 percent to 8.50 percent maturing at various dates through 2038. Participant loans at December 31, 2022 had interest rates ranging from 3.25 percent to 7.00 percent maturing at various dates through 2037. Principal and interest are repaid ratably through payroll deductions. Only one outstanding loan is allowed per participant.

Forfeitures

Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to pay certain administrative expenses, for participant account adjustments and to reduce future employer contributions. For the year ended December 31, 2023 forfeitures of $200,000 were used for Company match contributions and forfeitures of $465,719 were used to reduce plan expenses. Unused forfeitures as of December 31, 2023 and 2022 were $299,843 and $210,297, respectively.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

Plan Amendments and Other Plan Changes

On December 29, 2023, the Plan was amended to add certain legal entities within H.B. Fuller Company to the list of participating employers. A “Participating Employer” is the Company and any other Affiliated Organization that has adopted the Plan.

On December 21, 2023, the Plan was amended to merge the Adhezion Biomedical, LLC Retirement Trust into the Plan effective December 31, 2023 as outlined above.

On December 21, 2023, the Plan was amended in several respects with various effective dates during 2023, unless otherwise listed. Some of the more significant changes from this amendment are listed as follows: the Plan was amended to increase the force out amount to $7,000 and is effective January 1, 2024; Eligible Earnings was modified to exclude recognition awards not communicated in advance and retention bonuses; the Required Beginning Date related to a participants retirement was changed to reflect new age attainments; the definition of the accounts established by the Trustee for each participant was expanded; there were changes in the definition of Other In-Service Withdrawals that can be made during employment; account names were clarified in the vesting section of the Plan; Timing of Distribution after Termination was changed to reflect new age attainments. See the Second Amendment for more details on each of these items.

On December 22, 2022, the Plan was amended to clarify application of the beneficiary distribution rules issued by the Department of Treasury under the “Setting Every Community Up For Retirement Enhancement Act of 2019” which clarify the issuance of benefits to a designated beneficiary upon death of a Participant. If the Participant dies on or after the date distributions begin and the designated beneficiary is not an “eligible designated beneficiary” as defined by the IRS, the amendment defines what the distribution will be under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Investment Valuation and Income Recognition

The fair value of the Plan’s investment in H.B. Fuller Company stock is based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2023 and 2022.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the gains and losses on investments bought and sold as well as held during the year.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions and trued up on an annual basis during the first quarter of the plan year following the plan year to which they pertain.

Concentration of Market Risk

As of December 31, 2023 and 2022, approximately 7 percent and 8 percent of the Plan’s net assets available for benefits, respectively were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Distributions to Participants

Distributions to participants are recorded when the distribution is made. There were no distributions requested but not yet paid as of December 31, 2023 and 2022.

Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants directly and indirectly through an ERISA spending account, from the forfeiture accounts, and potentially from general assets of the Company. Certain asset management fees of the Plan are charged against the Plan’s investment income. The ERISA spending account consists of a quarterly fee collected from each Plan participant to be used to pay eligible plan expenses on the Plan’s behalf.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Subsequent Events

The Plan has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued. There were no events, other than those disclosed below, that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2023.

On April 30, 2024, the Plan was amended to merge the spun-off portion of the BeardowAdams, Inc. 401(k) Profit Sharing Plan (“BeardowAdams Plan”) as of May 1, 2024. The Plan Sponsor acquired Beardow Adams, Inc. as part of the acquisition of Beardow Adams Holding Ltd. on May 1, 2023.

The Royal Holdings, Inc. Collection Bargaining Unit 401(k) Savings and Trust (“Royal Plan”) is expected to be merged into the Plan as soon as administratively feasible on or after January 1, 2025, based on union negotiations resulting in the ratification of the contract to move the union employees to the H.B. Fuller Company 401(k) & Retirement Plan. The participant balances will be transferred into this H.B. Fuller Company 401(k) & Retirement Plan.

3.	Concentration of Investments

The following presents investments that represent 10 percent or more of the Plan’s Net assets available for benefits at December 31, 2023 and 2022:

	2023	2022
Legal & General S&P 500 DC	$116,476,608	$90,014,690

4.	Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Employer by a letter dated June 23, 2017 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”) contingent upon the adoption of certain proposed amendments that were submitted in a letter to the IRS on June 9, 2017 and have been adopted by the Plan. On December 30, 2021, the Plan was amended and restated effective January 1, 2022. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as related party transactions. Purchases and sales of H.B. Fuller Company stock for the year ended December 31, 2023 amounted to $2,095,137 and $4,223,150, respectively. The fair value of H.B. Fuller Company stock was $34,560,065 and $32,499,933 as of December 31, 2023 and 2022, respectively. The number of shares of H.B. Fuller Company stock was 424,336 shares at an average share price of $81.41 and 453,629 shares at an average share price of $71.64 as of December 31, 2023 and 2022, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as party-in-interest. Notes receivable from participants were $6,401,522 and $5,809,596 as of December 31, 2023 and 2022, respectively.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Certain Plan investments are held by Empower Trust Company, LLC. Empower Trust Company, LLC is the trustee and record keeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, certain fees for recordkeeping, audit and investment advisory and management services are paid to vendors that are considered parties-in-interest.

6.	Administration of Plan Assets

The Plan’s assets are administered under a contract with Empower Trust Company, LLC, the Trustee of the Plan. The Trustee invests funds received from contributions, investment sales, interest and dividend income and makes distribution payments to participants.

7.	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. It also applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Mutual funds: Mutual funds consist of investments in various types of funds and are classified as level 1 as they are traded in an active market for which closing prices are readily available.

Common stock: Common stock is classified as level 1 as it is valued at the closing price reported on the active market on which the individual securities are traded.

Common Collective Trust Funds: Common Collective Trust Funds consist of investments that are valued at the net asset value (“NAV”) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below present the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2023:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	83,158,319	83,158,319	$-	$-
H.B. Fuller Company Stock	34,560,065	34,560,065	-	-
Total categorized in the fair value hierarchy	117,718,384	$117,718,384	$-	$-
Other investments measured at NAV [1]	363,894,349
Total Investments at fair value	$481,612,733

As of December 31, 2022:
Description	Total	Level 1	Level 2	Level 3
Investments at fair value:
Mutual Funds	$74,338,902	$74,338,902	$-	$-
H.B. Fuller Company Stock	32,499,933	32,499,933	-	-
Total categorized in the fair value hierarchy	106,838,835	$106,838,835	$-	$-
Other investments measured at NAV [1]	303,900,490
Total Investments at fair value	$410,739,325

1 In accordance with ASC Topic 820-10, Fair Value Measurement, certain investments that are measured at NAV or its equivalent practical expedient have not been classified in the fair value hierarchy. The fair value amounts represented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2023 and 2022

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2023

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

State St Russell small/mid IDX SL CL II	$37,237,388	N/A	Daily	Five days
Legal & General S&P 500 DC	116,476,608	N/A	Daily	Same day
Legal & General ACWI EX US DC	16,977,788	N/A	Daily	Same day
Vanguard Target Retire 2020-2070 Trust II Fund	162,301,843	N/A	Daily	Same day
Vanguard Target Retire INCM Trust II Fund	5,349,083	N/A	Daily	Same day
Vanguard Target Retirement Saving Trust IV Fund	25,547,577	N/A	Daily	12 months

	December 31, 2022

	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

State St Russell small/mid IDX SL CL II	$32,112,086	N/A	Daily	Five days
Legal & General S&P 500 DC	90,014,690	N/A	Daily	Same day
Legal & General ACWI EX US DC	13,343,693	N/A	Daily	Same day
Vanguard Target Retire 2020-2070 Trust II Fund	133,932,960	N/A	Daily	Same day
Vanguard Target Retire INCM Trust II Fund	5,553,868	N/A	Daily	Same day
Vanguard Target Retirement Saving Trust IV Fund	28,943,193	N/A	Daily	12 months

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i -Schedule of Assets (Held at End of Year)

December 31 2023

EIN 41-0268370

Plan Number 003

	(b)
	Identity of issuer,			(e)
	borrower, or	(c)	(d)	Current
(a)	similar party	Description	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	**	$34,560,065
	DFA U.S. Targeted Value I	Mutual Fund	**	10,435,212
	Dodge & Cox International Stock Fund	Mutual Fund	**	12,390,304
	Fidelity US Bond Index	Mutual Fund	**	22,626,391
	State St Russell small/mid IDX SL CL II	Common Collective Trust Fund	**	37,237,388
	PIMCO All Asset Instl Fund	Mutual Fund	**	4,090,719
	PIMCO Total Return Instl Fund	Mutual Fund	**	14,184,195
	Legal & General S&P 500 DC	Common Collective Trust Fund	**	116,476,608
	American Beacon Stephens Small Cap Growth Fund	Mutual Fund	**	9,897,106
	Legal & General ACWI EX US DC	Common Collective Trust Fund	**	16,977,788
	Vanguard Target Retire 2020 Trust II	Common Collective Trust Fund	**	10,106,348
	Vanguard Target Retire 2025 Trust II	Common Collective Trust Fund	**	20,676,581
	Vanguard Target Retire 2030 Trust II	Common Collective Trust Fund	**	27,676,408
	Vanguard Target Retire 2035 Trust II	Common Collective Trust Fund	**	31,605,260
	Vanguard Target Retire 2040 Trust II	Common Collective Trust Fund	**	17,859,072
	Vanguard Target Retire 2045 Trust II	Common Collective Trust Fund	**	17,948,937
	Vanguard Target Retire 2050 Trust II	Common Collective Trust Fund	**	16,593,297
	Vanguard Target Retire 2055 Trust II	Common Collective Trust Fund	**	11,308,476
	Vanguard Target Retire 2060 Trust II	Common Collective Trust Fund	**	6,612,337
	Vanguard Target Retire 2065 Trust II	Common Collective Trust Fund	**	1,815,735
	Vanguard Target Retire 2070 Trust II	Common Collective Trust Fund	**	99,392
	Vanguard Target Retire INCM Trust II	Common Collective Trust Fund	**	5,349,083
	Vanguard Target Retirement Saving Trust IV	Common Collective Trust Fund	**	25,547,577
	William Blair Instit. Int'l Growth Fund	Mutual Fund	**	8,984,353
	Invesco Stable Asset	Common Collective Trust Fund	**	4,062
	Fidelity Freedom Index 2025	Mutual Fund	**	65,943
	Fidelity Freedom Index 2030	Mutual Fund	**	10,039
	Fidelity Freedom Index 2035	Mutual Fund	**	94,091
	Fidelity Freedom Index 2040	Mutual Fund	**	41,803
	Fidelity Freedom Index 2045	Mutual Fund	**	16,836
	Fidelity Freedom Index 2050	Mutual Fund	**	49,765
	Fidelity Freedom Index 2055	Mutual Fund	**	23,516
	AMF Growth Fund of America	Mutual Fund	**	98,683
	State St Equity Index 500	Mutual Fund	**	51,393
	T. Rowe Price Dividend GR 1	Mutual Fund	**	97,970
*	Participant loans	Participant loans, interest rate (Low 3.25%, High 8.50%, due at various dates through 2038	—	6,401,522
		Total investments		$488,014,255

*	Represents party-in-interest.
**	Cost omitted for participant directed investments.
This schedule has been prepared based on information certified as complete and accurate by Empower Trust Company, LLC, Trustee.

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date:	June 25, 2024	By:	/s/ Dawn R. Bergien-Skarbalus
(Director of Global Benefits, on behalf of Celeste B. Mastin, Plan Administrator)